FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                         Securities Exchange Act of 1934

                           For the month of April 2003

                               ABBEY NATIONAL plc
                 (Translation of registrant's name into English)

                      Abbey National House, 2 Triton Square
                             London NW1 3AN, England
                    (Address of principal executive offices)



         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F....X....   Form 40-F........

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes.......  No...X....

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Abbey National plc today holds its AGM, at 11am, the Barbican Hall, Barbican
Centre, London.

AGM Agenda

The meeting will deal with the proposed resolutions as outlined in the Notice of Meeting, and will provide a summary of the business and financial performance in 2002.

The following are extracts from the speech to be made by Lord Burns, Chairman at the meeting.

"Last year, I spoke of the challenges we were facing. Looking back at 2002, it is clear that these were greater than expected. The loss made in 2002 is extremely unsatisfactory, and on behalf of the Board I would like to express our regret for the results and dividend cut. The loss reflected the harsh impact on Abbey National of extremely difficult market conditions. We were not well positioned for these market conditions, and this led to a number of material charges and write-offs.

When we presented the 2002 results in February this year, we highlighted our strategic goals as well as the challenges expected. These included a tough market, and the working through into our results of various negative issues from 2002. These challenges apply to both the Portfolio Business Unit, in the form of realisation losses, and our PFS businesses.

Progress has already been made in 2003 in implementing the strategy of focusing solely on UK Personal Financial Services. The major structural changes are now in place and many other important building blocks are coming together.

In our Portfolio Business Unit, we have made good progress on risk reduction and asset sales since the beginning of the year and we were pleased to complete the First National sale to GE Consumer Finance earlier this month.

Our PFS trading performance so far this year generally reflects the issues we set out in February. In addition, as other companies have reported, significantly lower investment product sales have been recorded to date.

I am convinced that we have the right strategy for Abbey National and a bright future ahead of us, despite the current problems and difficulties in financial markets. We have a very fine business, with a strong brand and franchise and great potential. Our employees are key to our success and I would like to thank them for their continued hard work and commitment. We are united in our determination to restore Abbey National to a path of value creation for our shareholders."



Further Updates

The Interim results on 30 July will provide a formal update of financial trading performance in 2003 and progress on our new strategy. A summary of key trends will also be available in the Pre-Close Statement on 18 June.

Contacts

Thomas Coops               (Director of Communications)           020 7756 5536
Jon Burgess                (Head of Investor Relations)           020 7756 4182
Christina Mills            (Head of Media Relations)              020 7756 4212
For more information:      investor@abbeynational.co.uk


Forward Looking Statement:

This document contains certain "forward-looking statements" with respect to certain of Abbey National's plans and its current goals and expectations relating to its future financial condition, performance and results. By their nature, all forward-looking statements involve risk and uncertainty because they relate to future events and circumstances which are beyond Abbey National's control including among other things, UK domestic and global economic and business conditions, market related risks such as fluctuations in interest rates and exchange rates, the policies and actions of regulatory authorities, the impact of competition, inflation, deflation, the timing, impact and other uncertainties of future acquisitions or combinations within relevant industries, as well as the impact of tax and other legislation and other regulations in the jurisdictions in which Abbey National and its affiliates operate. As a result, Abbey National's actual future financial condition, performance and results may differ materially from the plans, goals, and expectations set forth in Abbey National's forward-looking statements.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                    ABBEY NATIONAL plc


Date:    01 May 2002                        By  /s/ Jonathan Burgess
                                                --------------------------
                                                Jonathan Burgess
                                                Head of Investor Relations